AMERICAFIRST SECURITIES, INC.

(F/K/A PLAN PROFESSIONALS, LIMITED)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

AMERICAFIRST SECURITIES, INC.
(F/K/A PLAN PROFESSIONALS, LIMITED)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Cash	$	57,501
Related Party Receivable		22,298
TOTAL ASSETS	$	79,799

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	48,014
Shareholder's equity		31,785
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	79,799

The accompanying notes are an integral part of this financial statement.